Exhibit 21.1
Subsidiaries of Seventy Seven Energy Inc.

Name	State or Other Jurisdiction of Incorporation or Organization

Great Plains Oilfield Rental, L.L.C.	Oklahoma
Keystone Rock & Excavation, L.L.C.	Oklahoma
Nomac Drilling, L.L.C.	Oklahoma
Performance Technologies, L.L.C.	Oklahoma
PTL Prop Solutions, L.L.C.	Oklahoma
Seventy Seven Finance Inc.	Delaware
Seventy Seven Land Company LLC	Oklahoma
Seventy Seven Operating LLC	Oklahoma
SSE Leasing LLC	Oklahoma
Western Wisconsin Sand Company, LLC	Wisconsin